UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the  Securities  Exchange Act of 1934 or  Suspension  of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No.  000-50903

 PURE BIOFUELS CORP.

(Exact name of registrant as specified in its charter)

3811 Shadow Trace Circle	Tel: 281-540 9317
Houston, TX	77082-5637

 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

Please  place  an X in  the  box(es)  to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]         Rule 12h-3(b)(1)(ii)      [   ]
Rule 12g-4(a)(1)(ii)      [   ]         Rule 12h-3(b)(2)(i)       [   ]
Rule 12g-4(a)(2)(i)       [   ]         Rule 12h-3(b)(2)(ii)      [   ]
Rule 12g-4(a)(2)(ii)      [   ]         Rule 15d-6                    [   ]
Rule 12h-3(b)(1)(i)       [X]

Approximate  number of holders of record as of the certification or notice date: 117.

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934, Pure Biofuels Corp., has caused this  certificate/notice to be signed on its behalf by the undersigned duly authorized person.

PURE BIOFUELS CORP.

Date: December 30, 2010	By:	/s/ Carlos Alberto Pinto
Carlos Alberto Pinto
Chief Executive Officer and Director